Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC
Mail Processing
Section

MAY 05 2008

Washington, DC
101

[redacted]

08002381

April 24, 2008

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Releases are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Very truly yours,

AUSTRIAN AIRLINES AG

Dr. Prisca Havranek-Kosicek
Corporate Subsidiaries & IR

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

20001439

Ad-hoc Release

April 24, 2008

CHALLENGING COMPETITIVE ENVIRONMENT AND EXTREMELY HIGH KEROSENE PRICE BURDEN RESULT

Power to invest in strenghts and pursue strategy even during difficult periods

Financial Result of Austrian Airlines Group, First Quarter 2008

Austrian Chief Executive Officer **Alfred Ötsch** commenting on the result: "While we are building on the solid base produced by the reorientation of the Austrian Airlines Group during the financial year 2007, the first quarter of 2008 has been strongly influenced by the continued deterioration in market conditions and a range of external factors. Due to the oil price at present, it will be difficult to reproduce the levels of performance seen in 2007. From the current viewpoint, we expect to see a lower adjusted EBIT for the financial year 2008 compared to 2007 due to the time-lagged effect of measures implemented through adjustment of fares and surcharges. Under current framework conditions, it will be a major challenge to achieve a profit that will justify our paying a dividend for the financial year 2009, as the company is striving to do. Despite these difficulties, we continue to pursue our strategy and use the testing surrounding conditions to build on our competitive position relative to other carriers. By expanding our fleet by two A320 aircraft in 2009 in an effort to bring the Premium Service concept to our core markets of Central and Eastern Europe and the Middle East, we are consistently strengthening our strategic positioning. Thanks to the strength of our financial base that we have striven to bolster, we can now also invest in our strengths during difficult periods, so expanding on existing competitive advantage in our core markets, e.g. by incorporating new routes to destinations such as Nizhniy Novgorod, Sochi, Baia Mare, Jeddah and Riyadh. An average passenger growth rate of 7.8% in CEE, compared to 4.8% in Western Europe forecasted by IATA, is confirmation that we were correct to focus on what is one of the highest-growth regions in the world, and distinguishes us from competitive carriers. Due to the existing high concentration of low cost carriers at the hub Vienna a tense yield situation is expected, but the withdrawal of Sky Europe from the Vienna-Innsbruck route shows that the measures we have taken to force back the most aggressive competitors at our Vienna location are now beginning to bear fruit."

Overview of Financial Result, first Quarter 2008

Key indicators		1-3 /2008	1-3 / 2007	+/- % PY
Revenue	EURm	525.3	561.5	-6.4
EBITDAR[1,2]	EURm	29.5	74.4	-60.3
EBITDAR[1,2] adjusted[3]	EURm	37.4	66.3	-43.6
Result from operating activities (EBIT)[2]	EURm	-50.1	-12.5	-
Result from operating activities (EBIT)[2] adjusted[3]	EURm	-42.2	-20.6	-
Net result for the period	EURm	-60.4	-16.3	-
Cash flow from operating activities	EURm	43.8	69.0	-36.5
Net gearing	%	135.3	149.4	-
Passengers carried (scheduled & charter)	passengers	2,290,139	2,246,005	2.0
Passenger load factor (scheduled services)	%	71.9	74.0	-2.1 P.
Employees (end of period)		7,842	8,150	-3.8

1 Result from operating activities (EBIT) before associates, before depreciation and rentals
2 Regrouping of interest costs of allocation of provisions for pensions, severance payments and anniversary payments from personnel expenses to financial expenses
3 Adjusted by the result from the disposal of assets, other costs of the transfer of aircraft, foreign currency valuations at the reporting date and impairment of the value of aircraft

Result situation

As a result of fuel prices rising to an all-time high of USD 1,116.8 per ton on 16 March 2008 (Jet Fuel Rotterdam) and the sharp price competition with low-cost carriers, which brought down average yields, the adjusted EBIT stood at EUR -42.2m compared to EUR -20.6m the previous year. Driven by the price competition at the Vienna location and the fall in production on long-haul routes, flight revenue, at EUR -40.2m, was down on the previous year; the increase in fuel expenditure of EUR 20.5m compared to the previous year, when adjusted to account for production, meant it was not possible to compensate for this reduction in expenses for materials and services. The fact that the closure of long-haul routes at the end of the first quarter last year is producing a distortion in the quarterly comparison needs to be taken into account. The EBIT was EUR -50.1m, compared to EUR -12.5m the previous year.

Revenue and operating revenue

Revenue overall was at EUR 525.3m in the first quarter and 6.4% down compared to the previous year. The reduction in flight revenue in the first quarter on scheduled routes, a decisive proportion of which was driven by the redimensioning of the long-haul segment, was compensated in part by the Group's continued expansion into its core markets, producing flight revenue of EUR 500.4m (-7.4% compared to last year). Flight revenue from the charter segment, which is included in this figure, was EUR 29.8m in the first three months of the year, with the trend steady. In addition, the reduction in operating revenue of -6.7% to EUR 543.4m was caused by a reduction in the result from the disposal of tangible and intangible assets, and despite higher revenues from aircraft leases and personnel provision.

Assets situation and cash flow

At EUR 43.8m, cash flow from operating activities was 36.5% below its level for the previous year. This trend was decisively influenced by changes in the result caused by the current market environment, despite a positive deviation from the change in Working Capital of EUR 6.0m.

The total stock of liquid assets as at 31.3.2008 was EUR 205.0m, compared to EUR 219.3m as at 31.12.2007. The equity ratio fell to 25.5% in the first three months of the year (27.7% as at 31.12.2007).

Increase in fuel expenditure despite less production

Operating expenses for the first quarter of the year were EUR 593.5m (-0.3% compared to last year). The current oil price trend produced an increase in fuel expenditure to EUR 108.9m despite the cutback in capacity caused by the closure of the Australian routes and positive USD/EUR exchange rate and hedging effects; the increase in fuel expenditure was EUR +20.5m up on last year when adjusted to account for production. Reduced expenditure on commissions, long-term aircraft leases and third-party servicing more than compensated for this reduction, resulting in expenses for materials and services of EUR 348.6m (-0.5%).

In the first three months, a reduction in the number of people employed by the company was balanced out by index-linked payments made under collective agreement and advances on these; this produced personnel expenditure of EUR 125.3m (-0.3%).

Expansion in core markets very successful

In **scheduled services**, overall revenue fell from EUR 525.8m to EUR 483.9m in the first three months. The EBIT worsened to EUR -47.5m in the report period (previous year: EUR -12.9m).

Due to the reduction in capacity on long-haul routes of 31.6% as a result of the cancellation of the Australian routes at the end of the first quarter of 2007, passenger volume in the first three months fell by 24.1% compared to the previous year, to reach 272,055 passengers carried.

Significant levels of passenger growth on routes to the destinations of Tokyo, Bangkok and Mumbai and on the Vienna-Chicago North Atlantic route played a particularly important role in

offsetting the structural effect of the restructuring (Australia), producing a reduction in the passenger load factor overall from 81.9% to 79.8%.

The trend on short- and medium-haul routes was extremely positive in the first three months of the year. Due to the Group's ongoing policy of expanding its routes into Central Europe, the number of passengers carried rose by 7.0% to 1,854,769. Routes to the Russian Federation, Ukraine and Romania once again reported particularly strong rates of growth. A 7.1% expansion in capacity (measured in available seat kilometers) was offset by an increase in demand of 10.4%. As a result, the passenger load factor in the medium-haul segment, at 64.6%, increased by 1.9 percentage points compared to the previous year. Demand (measured in passenger kilometers) was particularly strong in the regions of Central Asia, Central Europe, the Middle East and South-Eastern Europe.

The **charter segment** reported a slight fall in production in the first quarter compared to the previous year (-2.9% where measured in ASK), due to the cancellation of long-haul services in the charter segment. In the medium-haul segment, the Group was able to compensate in large part for this trend with an increase in production of 10.8%. The strongest levels of growth were reported in Russia, Sweden, Ireland, Spain and Turkey. A total of 163,315 passengers have been carried since the beginning of this year, the equivalent of an increase of 5.7% compared to the previous year. Revenue in the charter segment rose from EUR 30.6m in the first three months of the previous year to EUR 33.7m in the same period in 2008. The EBIT for the report period stood at EUR -3.9m.

Two additional A320 planned in 2009 for Premium Service Concept

One Dash 8-300 already leased to Caribbean Airlines through a leasing contract with purchase agreement was transferred to the airline in question at the end of March 2008. Other than this transaction, the Austrian Airlines Group neither disposed of nor took delivery of any aircraft in the first quarter of 2008. As part of the ongoing effort to reduce capacity no longer required and continue the fleet adjustment, two Airbus A340-300, one Airbus A330-200, one Boeing B737-600, one Boeing 737-800 and three Embraer 145 were leased outside the Austrian Airlines Group at the end of March 2008.

It is planned to expand the fleet by two A320 aircraft by means of operating leases in 2009. These aircraft should be employed as part of the Premium Service concept in Central and Eastern Europe and the Middle East.

Rückfragehinweis / For further information:
Dr. Prisca Havranek-Kosicek, Investor Relations, Austrian Airlines AG, Tel.: +43 (0)5 1766 - 13311, Fax: +43 (0)5 1766 13899, e-mail: prisca.havranek-kosicek@austrian.com

Konzernkommunikation / Corporate Communications - AUSTRIAN AIRLINES GROUP : Livia DANDREA-BÖHM / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN Tel: +43 (0) 51766 11231 / Fax: +43 (0) 1 688 65 26, livia.dandrea@austrian.com / patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com; www.austrian.com

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines AG, Bereich Konzernkommunikation / Corporate Communications Division of the Austrian Airlines Group, Office Park 2, A-1300 Vienna-Airport, P.O.Box 100, Tel: +43 (0) 51766, mailto:public.relations@austrian.com

ad-08-12e (Ergebnis Q1-2008)

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